CYBERDEFENDER CORPORATION
617 West 7th Street, 10th Floor
Los Angeles, CA 90017

May 10, 2010

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 000-53475

Dear Ms. Collins:

This letter is in response to your letter dated April 29, 2010 relating to the above-referenced filing. For your ease of reference, we have repeated your comments in this response. We have also filed Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Amendment”).

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

1.
Please consider expanding your overview in future filings to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s performance. The overview should provide insight into the material opportunities, challenges and risks on which management is most focused, as well as the actions being taken to address the same. Refer to Section III.A of SEC release No. 33-8350. In this regard, we note that in your March 15, 2010 earnings call, your management identified several key goals for the company for 2010, including launching CyberDefender products on an international basis and obtaining a listing of the company’s common stock on a national securities exchange. We note also disclosure in your Form 10-K of the significant competition the company faces in its industry. An expanded overview could discuss how management plans to address these opportunities and challenges, to the extent material.

We will expand the overview in future filings starting with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 to include a discussion that provides insight into the material opportunities, challenges and risks on which management is most focused, as well as the actions being taken to address the same.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

2.
In order to provide readers with a view of the company through the eyes of management, companies should identify and address key variables and other qualitative and quantitative factors necessary for an understanding of the company.  Refer to section III.B of SEC Release No. 33-8350.  In this regard, we note from your March 15, 2010 earnings call that management appears to focus on the company’s renewal rates as a key metric of performance.  Please tell us what consideration you gave to discussing and providing quantitative disclosure of your renewal rates in your management’s discussion and analysis.  We note in this regard that you indicate in your business disclosure on page 8 that you “have seen positive renewal numbers” upon which the company seeks to improve, and we note further your quantitative disclosure on page 23 of gross sales attributable to revenues.  However, these disclosures do not appear to provide specific, quantitative information about the rate of renewal.

We determined that it was not prudent to include quantitative renewal rates in the Annual Report on Form 10-K at this time as management evaluates renewal rates on a non-GAAP basis that would not easily reconcile to GAAP. Additionally, our current eCommerce platform combined with our current staffing does not allow us to provide our auditors with exact auditable renewal numbers due to refunds and chargebacks. Management currently measures monthly non-GAAP renewal revenue as a percentage of non-GAAP revenue from the same month in the prior year, adjusted for sales that are not recurring. Management also reviews the percentage of renewal transactions that are successfully processed and that do not refund or chargeback.  Both of these indicators have signaled that the company is renewing a fair percentage of its customers but they have also shown that there is room for improvement.  In this regard, the company has contracted with Vindicia, as disclosed on Page 8 of the Form 10-K, to help manage and improve our renewal process as well as to provide more transparency about our renewal rate net of refunds and chargebacks. Vindicia securely handles online revenue of over a billion dollars annually and is an externally audited PCI Service Provider and a SAS 70 Type II company. Additionally, we are in the process of contracting with a third party to select and implement a new eCommerce platform that will include more robust Reporting and Customer Relationship Management modules that will allow us to provide exact auditable renewal rates. Management will expand its discussion on the opportunities and challenges related to renewals and how the company is addressing these in future filings starting with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

Trends, Events and Uncertainties, page 23

3.
We note your disclosures regarding “gross sales” by category for each quarter of the two years ended December 31, 2009.  We further from the disclosures in your March 15, 2010 Form 8-K that “the Company defines gross sales as GAAP revenues before refunds and charge backs, plus the change in deferred revenue.”  As gross sales appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K, please explain further the following as it relates to your disclosures in both your filed and furnished documents:

•
Tell us how you considered the requirements in item 10(e) of Regulation S-K, to clearly label the disclosures as a non-GAAP measure, provide a quantitative reconciliation to the most directly comparable GAAP measure, and state the reasons why management believes the presentation of the non-GAAP measure is useful.  See also Instruction 2 to Item 2.02 of Form 8-K.

•
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide reconciliation to the most directly comparable GAAP measure.  Please confirm your understanding in this regard and tell us how you intend to comply with these requirements.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

We have revised this disclosure to label the gross sales information as a non-GAAP measure, disclose why management believes such information is useful and provide a quantitative reconciliation to the most directly comparable GAAP measure. Please see page 5 and 6 of the Amendment.

We have reviewed Regulation G and understand that we must label non-GAAP measures as such and provide reconciliation to the most directly comparable GAAP measures.  It was our intention to comply with Regulation G by providing our definition of “gross sales” to mean GAAP revenues before refunds and chargebacks, plus the change in deferred revenue. In future filings, we will more clearly label non-GAAP measures as such and provide quantitative reconciliation to the most directly comparable GAAP measures, and state the reasons why management believes the presentation of the non-GAAP measure is useful.

Results of Operations, page 24

4.
We note your increase in net revenues is primarily attributable to the increase in new product sales and services as a result of your expanded product offerings as well as to an increase in renewals.  Tell us how you considered expanding your disclosure to quantify and discuss the new product and service offerings that contributed to your increased revenues as well as quantifying the increase in revenue resulting from renewals.  We refer you to Section III.D of SEC Release No. 33-6835 and Item 303 (a)(3) of Regulation S-K.

We believe that the disclosure of gross sales by category in Trends, Events and Uncertainties on page 23 shows both the change in the product mix, trending toward service revenue becoming a larger portion of total revenue, as well as the increase in non-GAAP renewal revenue over the past two years.  We will expand our disclosure in the Results of Operations in future filings to more fully quantify changes as detailed in Section III.D of SEC Release No. 33-6835.

Item 9A. Controls and Procedures, page 28

5.
We note your discussion regarding the significant deficiency in your disclosure controls and procedures.  Please tell us when the significant deficiency first began, when it was first identified and by whom and tell us your consideration to include this information in your disclosures.  Also, tell us whether these deficiencies resulted in any post-closing year-end audit adjustments.  If so, please provide a copy of such adjustments.

The lack of formal documentation of the company’s disclosure controls and procedures has been a deficiency since the company began reporting.  The company’s Chief Executive Officer and Chief Financial Officer first identified the deficiency in the course of preparing the company’s first periodic report filed with the Commission, the Form 10-Q for the period June 30, 2007.  We have revised the disclosure in Item 9A to include this information.  Please see page 10 of the Amendment. This deficiency did not result in any post-closing year-end adjustments.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

6.
Tell us whether the significant deficiency noted in your disclosure controls and procedures was also considered a significant deficiency in your internal controls over financial reporting.  If not, please explain why.  Alternatively, if you concluded that you also have a significant deficiency in your internal controls over financial reporting due to lack of documentation controls, then tell us your consideration to disclose this information.  Similarly, tell us whether you believe the material weakness in your internal controls over financial reporting had any impact on your disclosure controls and procedure and if not, please explain why.

We did not consider the significant deficiency noted in our disclosure controls and procedures to be a significant deficiency in our internal controls over financial reporting.  The deficiency in our disclosure controls and procedures resulted from a lack of formal documentation of our disclosure controls and procedures, not a lack of actual controls and procedures.  However, due to the small number of personnel who are in positions to accumulate and communicate reportable information to management, and the close supervision of such personnel by our Chief Financial Officer and Chief Executive Officer, we believe that management did obtain all information required to make timely decisions regarding required disclosure during the year ended December 31, 2009.  Therefore, we do not believe that the lack of formal documentation of our disclosure controls and procedures had any effect on our internal control over financial reporting, though we are aware that as our company continues to grow, formal documentation will play a key role in standardizing and ensuring the accumulation and communication of reportable information to management.  Similarly, we do not believe that the material weakness in our internal control over financial reporting had any impact on our disclosure controls and procedures.  The material weakness in our internal control over financial reporting resulted from our lack of independent directors and an audit committee to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  We do not believe that the addition of independent directors and an audit committee would enhance our ability to resolve the reported deficiency in our disclosure controls and procedures because we do not expect independent directors or an audit committee to play a material role in preparing the formal documentation required for our disclosure controls and procedures to be effective.  We expect our Chief Financial Officer will bear primary responsibility for insuring formal documentation of our disclosure controls and procedures is prepared as we add accounting staff to support him and we expect our audit committee, when formed, will review and comment to such formal documentation.  However, we do expect our independent directors and audit committee, when appointed and formed, to effect processes that are designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and that provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with GAAP.  We do not believe that formal documentation of our disclosure controls and procedures would have materially enhanced any of these key functions of the audit committee if it existed in 2009, and we do not believe that the performance of these key functions by an audit committee would have contributed materially to the formal documentation of our disclosure controls and procedures.

Item 15. Exhibits, Financial Statement Schedules, page 32

7.
Your current report on Form 8-K filed on March 25, 2010, announces an amendment to the company’s bylaws adopted on March 22, 2010.  We note that the text of the amendment is filed as an exhibit to the form 8-K, as required.  However, you have not filed a complete copy of the bylaws as amended as an exhibit to your Form 10-K.  Please refer to item 601(b)(3)(ii) of Regulation S-K and advise.  We note further that EDGAR lists your Form 8-K filed on March 25, 2010, as filed pursuant to Items 2.03 and 9.01 of Form 8-K, instead of items 5.03 and 9.01 of Form 8-K as the body of the filing states and as appears appropriate.  Please advise.

Exhibits 3.2.1 and 3.2.2 have been included with the Amendment and we have amended the 8-K so that EDGAR properly lists Item 5.03.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

Signatures, page 34

8.
The report must be signed by your controller or principal accounting officer and by at least a majority of the board of directors.  Refer to general instruction D(2) of From 10-K. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report.  We presume that Kevin Harris, your chief financial officer, also serves as your chief accounting officer and a director of the company.  If this is the case, please indicate each capacity in which he signs the report in future filings.  Otherwise, please file an amendment to include the signature of your controller or principal accounting officer and a majority of your board of directors.

Kevin Harris, our chief financial officer, acts in the capacity as chief accounting officer and is also a director of the company.  On the signature page of the Amendment, we have indicated each capacity in which Kevin Harris is providing his signature.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

9.
We note your disclosures on page 21 and page F-9, which states that revenue is recognized immediately for the sale of products that do not require product updates and services that are performed when purchased.  Please tell to which product(s) this policy relates and explain further why these products do not require any updates and/or services.

Revenue is recognized immediately for the sale of CyberDefender Registry Cleaner and One Time Resolution.  Registry Cleaner is a utility software, which by definition requires no content updates, therefore although it is sold as an annual license all the conditions are met for revenue recognition upon the sale of the product as an arrangement exists, the product has been delivered, the price is fixed and the funds have been collected.  Revenue is also recognized immediately on the sale of One Time Resolution as this service is a one-time technical support call that entails no follow-up services by the Company and therefore all the conditions are met for revenue recognition upon the sale of the product as an arrangement exists, the service has been performed, the price is fixed and the funds have been collected.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

10.
Your disclosures on pages 21 and F-9 also indicate you recognize the portion of the sale of bundled products and one of its services at the time of purchase when all of the elements necessary for revenue recognition have occurred.  Please describe the nature and terms of these bundled arrangements and tell us specifically to which product and services you are referring.  Also, describe the service that you provide at the time of purchase and clarify why up-front revenue recognition for this service is appropriate.  Also, tell us if these bundled arrangements include any other services for which revenue is deferred.  If so, then describe the process you use to determine VSOE of fair value for such services pursuant to ASC 985-605-25-6.

The most common bundled product we offer customers is a one-time technical support call bundled with a license for Early Detection Center (“EDC”). We immediately recognize the portion of the sale that relates to the one-time technical support call as all of the elements necessary for revenue recognition have occurred and we defer the revenue related to EDC over the term of the license as we provide renewable product support and content updates for EDC. We determined the fair value for such services pursuant to ASC 985-605-25-6 by subtracting the full price of EDC from the price of the bundled product.

We recognize revenue from the sale of our Premium service under the guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605-20, “Revenue Recognition – Services.”

Technical support service for the Premium service is provided by our internal technical support team.  Our experience with the Premium service indicates that people purchase the Premium service over the One Time Resolution because it offers insurance, similar to a product maintenance contract, in the event they experience further technical problems with their computer.  Therefore, we are mirroring the guidance of ASC paragraph 605-20-25-3, revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

We have trained our technical support staff to put in the extra effort upfront and spend as much time as is needed to fix the customer’s problem and in addition look for all other common issues and to fix those as well. This approach costs us more upfront but has lead to a much reduced utilization of the technical support service over the life of the annual service. In fact, the Company, as well as the third party providing the technical support for CyberDefenderULTIMATE, has found that customers’ actual utilization of the annual technical support service drops off dramatically after a very short period of time.

Therefore, we have determined that it is appropriate to recognize the amount of the Premium revenue that equals the price of the One Time Resolution service and defer the remaining portion over the life of the annual service.

11.
We note on page 20 that you offer stand alone technical support services available as a one-time call or as an annual subscription.  Please describe your revenue recognition policy for these services and tell us your consideration to disclose such policy in Note 1 to the financial statements.

Revenue is recognized immediately for the one-time call.  Revenue is recognized ratably over the term of the annual subscription for the technical support provided by the third party as we have no control over the service provided.  Revenue recognition on the annual subscription for technical support provided by our internal support team is described in our answer to comment number 10 above.  All of this is disclosed in our revenue recognition policy, however, we will expand our disclosures starting with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 to attempt to clarify our revenue recognition policies related to our technical support services.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

12.
We note you automatically charge your customers for license renewals and if a customer decides they no longer wish to use your product, a chargeback (return) is processed.  In your response letter dated May 7, 2007 (comment 9) you provided an analysis of your chargeback activity at such time.  Please provide an updated analysis of your chargeback activity for each period presented and explain further how you evaluate the impact of such chargebacks on both your balance sheet and income statements.  Also, while we note that chargebacks typically occur within 30 days of renewal, tell us how you account for any chargebacks that occur after this period and tell us the amount of chargebacks after 30 days for each period presented.

To clarify, there are two types of returns on both new and renewal sales. The first is a refund. This occurs when a customer contacts us directly and we process the refund. Per our End User License Agreement the customer has 30 days to request a refund. The second is a chargeback. This occurs when the customer contacts their credit card issuer instead of us. This can occur at any time but generally occurs within 30 days of the date of the sale. Refunds represent a majority of our returns and as they are controlled by the company they almost always occur within 30 days of the date of the original sale. Chargebacks are controlled by the credit card issuer and therefore may occur outside of the standard 30 day window, however, our chargeback rate is only approximately 1% of gross credit card sales. The table below provides updated analysis on our refunds and chargeback activity for each period presented.

	2008	2009
Gross sales (excluding toolbar and ad revenue)	$9,143,590	$27,595,330
Gross refunds and chargebacks	$901,732	$3,871,516
Gross refunds and chargebacks %	10%	14%
Average monthly refunds and chargebacks	$75,144	$322,626
GAAP revenue impact (1/12 of monthly refunds and chargebacks)	$6,262	$26,886

Both gross sales and gross refunds and chargebacks are deferred over the terms of the product license or service plan ranging from one to three years. As the table illustrates above, the impact on revenue on a month over month basis is nominal. Therefore, refunds and chargebacks are recorded in the period that they occur and we believe no reserve is necessary. Additionally, refunds and chargebacks have remained relatively consistent as a percentage of sales on a monthly basis, indicating that the refunds and chargebacks tend to occur within the 30 day time frame.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

Advertising Costs, page F-9

13.
We note that in the fourth quarter of fiscal 2009 you began capitalizing direct-response advertising costs and amortizing them over the expected period of future benefits, which is generally twelve months.  Please describe further the nature of your direct-response advertising materials and tell us how you considered the guidance in ASC 340-20-25-4 through 25-10 in concluding that such costs should be capitalized.  Also, tell us how you determined the expected period of future benefits related to such costs.

Historically we have expensed 100% of our advertising costs per ASC 720-35, Advertising Costs, however, in March 2009 we entered into a Media and Marketing Services Agreement with GR Match, LLC (“GRM”), pursuant to which, GRM provides direct response media campaigns, including radio and television direct response commercials, to promote our products and services.  Therefore, we determined it was appropriate to analyze ASC 340-20.

We meet the first criteria, as detailed in paragraph 340-20-25-6, as the primary purpose of our radio and television direct response commercials is to elicit sales and we can document the specific customers that responded to these commercials.  We set up several specific websites (including www.doublemyspeed.com and www.mycleanpc.com), with no affiliation to www.CyberDefender.com, to track and control all responses from the radio and television direct response commercials.  We can document total sales down to the individual customers that made purchases through these websites.

We meet the second criteria, as detailed in paragraph 340-20-25-9, because we can estimate the expected future benefits from these customers based on historical response rates as well as historical renewal rates (Paragraph 340-20-25-13 allows the inclusion of future revenues from renewals). We have determined that the response time to our radio and television direct response commercials is relatively quick and we can therefore reasonably estimate the sales generated from each campaign. These sales combined with historical renewal rates are used to determine the lifetime value of a customer and that value is used to determine whether a specific direct-response campaign is profitable.

Paragraph 340-20-25-14 states that each significant advertising effort establishes a separate standalone cost pool.  Our process for managing our direct response advertising is to budget a specific amount to spend in the following month then direct GRM to spend the budgeted funds accordingly.  As the month progresses, the amount of sales that are generated from the direct response advertising is evaluated and the budget for the next month is determined.  As long as a specific campaign is profitable we will continue to run that campaign. As such campaigns may extend over a prolonged period of time, we have determined that it is best to establish separate cost pools based on monthly costs, similar to our method for deferring revenue and related expenses.

Per paragraph 340-20-35-3, the amortization of the cost pools shall be computed by using the ratio that current period revenues bear to the total of current and estimated future period revenues for that cost pool.  The majority of our sales are for products and services that have one year terms and historical renewal rates range from 20-40% based on the product sold.  Therefore, the Company expects the current period revenue to be approximately 80-85% of total revenue.  Based on this the Company determined that we could amortize the cost 80-85% over the first year and 15-20% over the second year, however, we have decided to amortize the costs over the standard one year term as we believe this most conservatively reflects the matching of these costs to revenue.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

Note 5- Stockholder’s Deficit, page F-14

14.
We note your disclosure regarding options on pages F-20 and F-21 do not include a description of the method and significant assumptions used to estimate the fair value of options such as (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends. Tell us how you considered providing such disclosures pursuant to ASC 718-10-50-2f.

We disclose the method used to estimate the fair value of options in Note 1- Nature of business and summary of significant accounting policies under the Stock Based Compensation heading.  We did not disclose the significant assumptions used to estimate the fair value as we did not believe these were material to the financial statements as total stock based compensation for the year ended December 31, 2009 was only approximately $300,000.  In future filings we will disclose the method used to estimate the fair value of options in the equity footnote.  We will also disclose the significant assumptions used to estimate the fair value of options in all future Annual Reports on Form 10-K.

Note 6 – Notes Payable, page F-22

15.	Please provide the calculations to support the $745,200 beneficial conversion feature recorded with your November 2009 8% Secured Convertible Promissory Notes.

The table below provides the calculation for the beneficial conversion feature of the 2009 8% Secured Convertible Promissory Notes

Proceeds	A	$2,214,000
Conversion Price	B	$2.05
FMV at date placement agreement was signed – 9/23/09	C	$2.74
Convertible Shares (A/B)	D	1,080,000
Shares at FMV (A/C)	E	808,029
Beneficial Shares (D – E)	F	271,971
BCF (F x C)		$745,200

Note 10 – Subsequent Events, page F-30

16.
Tell us how you intend to account for the 9% convertible promissory notes issued in March 2010.  In this regard, tell us whether the embedded conversion feature will be bifurcated from the host instrument and accounted for as a derivative pursuant to ASC 815-40.  Alternatively, tell us how determined the amount of the beneficial conversion feature pursuant to ASC 470-20-30 and provide the calculations that support your accounting.

We intend to account for the 9% convertible promissory note as debt with a beneficial conversion feature as the embedded conversion feature will not be bifurcated from the host instrument and accounted for as a derivative under ASC 815-40 as it does not meet the recognition criteria.  The table below provides the calculation for the beneficial conversion feature pursuant to ASC 470-20-30.

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
May 10, 2010

Proceeds	A	$5,300,000
Conversion Price	B	$3.50
FMV at issuance – 9/23/09	C	$4.10
Convertible Shares (A/B)	D	1,514,286
Shares at FMV (A/C)	E	1,292,683
Beneficial Shares (D – E)	F	221,603
BCF (F x C)		$908,571

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer